Exhibit 99.13

Announcement

28 October 2005

Cable & Wireless completes sale of stake in Mobile One Limited to TM International Sdn Bhd (a wholly owned subsidiary of Telekom Malaysia Berhad) and Khazanah Nasional Berhad.

Cable and Wireless plc (“Cable & Wireless”) announces today, 28 October 2005, the completion by its subsidiary Great Eastern Telecommunications Limited (“GET”) of the sale of its entire shareholding in Mobile One Limited (“M1”) representing approximately 12.1 percent of the issued and paid up capital of M1. GET is a joint venture between Cable & Wireless (51 percent) and PCCW Limited (49 percent).

The purchaser is SunShare Investments Ltd (the "Purchaser"), a joint venture between TM International Sdn Bhd (a wholly owned subsidiary of Telekom Malaysia Berhad) and Khazanah Nasional Berhad.

The consideration will be S$2.20 per share being S$260.8million in total (£86.6 million at the exchange rate at close of business on 27 October 2005) of which Cable & Wireless is entitled to £44.2 million through its 51 percent holding in GET.

JPMorgan Cazenove acted as financial adviser to Cable & Wireless in this transaction.

Ends

Investor Relations:
Louise Breen	Director, Investor Relations	+44 20 7315 4460
Craig Thornton	Manager, Investor Relations	+44 20 7315 6225

Media:
Lesley Smith	Group Director of Corporate & Public Affairs	+44 20 7315 4013
Steve Double	Head of Media Relations	+44 (0)1344 726 946
Press Office	Cable & Wireless	+44 (0)1344 818 888

About Cable & Wireless

Cable & Wireless is one of the world’s leading international communications companies. It provides fixed and mobile voice, data, IP (Internet Protocol) and broadband services to business and residential customers, as well as services to other telecom carriers, mobile operators and providers of content, applications and internet services.

Cable & Wireless’ principal operations are in the United Kingdom, the Caribbean, Panama, Macau and Monaco. For more information about Cable & Wireless, go to http://www.cw.com.